P.O. Box 2600
Valley Forge, PA 19482-2600
610-669-1538
judy_l_gaines@vanguard.com
April 10, 2014

Amy Miller, Esq.
U.S. Securities & Exchange Commission	via electronic filing
100 F Street, N.E.
Washington, DC 20549

RE:	Vanguard World Fund; File No. 2-17620

Dear Ms. Miller,

This letter responds to your comments provided by telephone on April 9, 2014 on the post-effective amendment of the above-referenced registrant. You commented on Post-Effective
Amendment No. 134 that was filed on February 21, 2014 in order to add Ballie Gifford Overseas Ltd.
and Jennison Associates LLC as advisors to Vanguard U.S. Growth Fund (the “Fund”), a series of the Trust.

Comment 1:	Prospectus – Fund Summary – Investment Advisor (page 4)
Comment:	Please include an introductory sentence prior to the listed portfolio managers to clarify that the listed individuals are jointly and primarily responsible for the day-
to-day management of the Fund’s portfolio.

Response:	We have considered the comment and do not plan to make any changes to the portfolio manager disclosure. We believe the presentation is compliant with Form
N-1A, Item 5(b).

Comment 2:	Prospectus – Fund Summary – Tax Information (page 5)
Comment:	As currently drafted, the prospectus states that “The Fund’s distributions may be taxable as ordinary income or capital gain. If you are investing through a tax-
deferred retirement account, such as an IRA, special tax rules apply.” Please be more specific regarding the referenced special tax rules.

Response:	We have considered the comment and do not plan to edit the existing disclosure.
We believe the existing disclosure is compliant with Form N-1A, Item 7. As we mentioned in our phone conversation, the tax rules for these types of accounts are complex and vary. We disclose farther back in the statutory prospectus, in response to Item 11(f) of Form N-1A, that clients investing through tax-deferred retirement accounts, such as an IRA, should consult with their tax advisor for detailed information regarding tax consequences. Additionally, different language appears in the Tax Information section of the Fund Summary for the

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prospectuses that are designed specifically for the participants in employer-
sponsored retirement plans.

Comment 3:	Prospectus – Primary –vs- Principal (pages 2 and 6)
Comment:	In order to more closely conform to Item 4 of Form N-1A, please use the word
“principal” rather than “primary” when discussing the investment strategy and risks of the Fund.

Response:	We will make the requested edit.

Comment 4:	Prospectus – More on the Fund–Other Investment Policies and Risks (page
11)
Comment:	Please confirm whether the investment strategies and policies discussed in the
“Other Investment Policies and Risks” section of the prospectus are non-principal
Fund strategies and policies.

Response:	We confirm that the strategies and policies disclosed in the “Other Investment
Policies and Risks” are not principal strategies and policies of the Fund.

Comment 5:	Prospectus – More on the Fund – Investment Advisors (page 16)
Comment:	Please provide more detail regarding Ian Tabberer’s business experience during the past five years.

Response:	We have considered the comment and do not plan to make any changes to the description of the named portfolio managers. We believe the level of detail provided meets the standard of Form N-1A, Item 10(a)(2).

Comment 6:	SAI – Fundamental Policies – Industry Concentration
Comment:	The concentration policy does not specify that the SEC staff takes the position that a fund concentrates its investments if it invests more than 25% of its assets in any particular industry. Please add this disclosure.

Response:	We will add the requested disclosure to the investment strategies and nonfundamental policies section of the SAI. We include detail regarding certain of our fundamental policies in this section, so this placement is consistent with where we currently include details of our borrowing policy, commodities policies, and so on.

Comment 7:	Part C – Exhibits – Item 28(d)
Comment:	Please add the Investment Advisory Contracts for Ballie Gifford Overseas Ltd.
and Jennison Associates LLC as exhibits to the registration statement.

Response:	The Investment Advisory Contracts for Ballie Gifford Overseas Ltd. and Jennison
Associates LLC will be filed as exhibits to the registration statement on April 22,
2014.

Comment 8:	Part C – Business and Other Connections of Investment Adviser
Comment:	Please provide information on Jennison Associates, LLC in response to Item 31.

Response:	We will add the requested information.

Comment 9:	Tandy Requirements
As required by the SEC, the Fund acknowledges that:

!	The Fund is responsible for the adequacy and accuracy of the disclosure in the filing.
!	Staff comments or changes in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing.
!	The Fund may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at (610) 669-1538 with any questions or comments regarding the above response. Thank you.
Sincerely,

Judith L. Gaines
Associate Counsel

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